Exhibit 1

FOR IMMEDIATE RELEASE

Obsidian Finance Group and The Campbell Group Increase

All-Cash Offer to Acquire Longview Fibre

Offer raised to $20.51 per share, which equates to pre-distribution price of approximately $28.05 per share

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PORTLAND, OREGON – June 29, 2006 – Obsidian Finance Group, LLC, a private equity firm, together with The Campbell Group, LLC, a timber investment management company, today announced that they have increased their all-cash offer to acquire Longview Fibre Company (NYSE: LFB) to $20.51, subject to dilution related to Longview’s recently announced special stock and cash distribution.

Obsidian and Campbell have calculated that their new offer amounts to a pre-distribution price of $28.05 per share – a significant increase over their prior offer of $26 per share and a 47% premium to the 20-day moving average closing price of the Common Stock on March 3, 2006, the last full trading day prior to the date the initial proposal was first announced.

Obsidian and Campbell submitted a letter dated June 28, 2006 to the Board of Directors of Longview Fibre Company outlining their increased all-cash offer. Obsidian and Campbell also submitted to the Longview Board a commitment letter Obsidian has received from JPMorgan Chase Bank, N.A. and J.P. Morgan Securities, Inc. related to the debt financing necessary for their proposal. The full text of the letter to the Longview Board is attached.

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About Obsidian Finance Group

Obsidian Finance Group, LLC, is a private equity group bringing a multi-disciplinary approach to finding and creating value through solving difficult and complex financial problems. Obsidian typically brings capital as well as creativity in the search for the optimal solution. For more information on Obsidian, please go to www.obsidianfinance.com.

About the Campbell Group

The Campbell Group, LLC, is a vertically integrated, full-service timberland investment advisory firm founded in 1981 to acquire and manage timberland for investors. The Campbell Group is one of the largest timber investment managers in the world with more than $2 billion of equity commitments available for additional timberland investments. More information is available at www.campbellgroup.com.

In connection with the solicitation of proxies with respect to a special meeting of shareholders of Longview Fibre Company, Obsidian Finance Group, LLC and The Campbell Group, LLC will file with the Securities and Exchange Commission (“SEC”) a proxy statement which shareholders are advised to read as it will contain important information. Shareholders will be able to obtain a free copy of such proxy statement (when available), the definitive solicitation statement filed by Obsidian and Campbell on June 1, 2006 in connection with their solicitation of agent designations from Longview Fibre shareholders (the “solicitation statement”), and other relevant documents filed with the SEC from the SEC website at www.sec.gov. Such proxy statement (when available) and the solicitation statement also will be provided for free upon request to shareholders by Obsidian and Campbell.

Information concerning Obsidian, Campbell and certain of the officers and employees of Obsidian and Campbell, each of whom may be deemed to be a participant in a solicitation by Obsidian and Campbell of proxies with respect to a special meeting of Longview shareholders, including a description of their direct and indirect interests, by security holdings or otherwise, in the matters to be acted upon at such meeting, may be found in the solicitation statement. A copy of the solicitation statement is available on the SEC website at www.sec.gov.

Media Contacts:
Drew Brown/Lesley Bogdanow Citigate Sard Verbinnen 212-687-8080	Kelly O’Brien Hubbell Communications 503-796-3013

Investor Contacts:
David Brown/Kevin Padrick Obsidian Finance Group 503-245-8800	Daniel Burch/ Lawrence Dennedy MacKenzie Partners, Inc. 212-929-5500

Obsidian Finance Group, LLC 10260 SW Greenburg Road, Suite 1150 Portland, Oregon 97223 503-245-8800	The Campbell Group, LLC One S.W. Columbia, Suite 1700 Portland, Oregon 97258 503-275-9675

June 28, 2006

The Board of Directors

Longview Fibre Company

300 Fibre Way

Longview, Washington 98632

Ladies and Gentlemen:

We have now had the opportunity to meet with many of Longview Fibre’s shareholders. These meetings demonstrated to us that the shareholders have a strong desire that we press forward with our proposal and that you cooperate with us so that we can confirm (and possibly improve) our offer. To that end we are revising our offer in two important respects.

--Price.  We are raising our proposed price to $20.51 per share in cash, subject to mathematical reduction to the extent shares are issued in the stock distribution at a value below (i.e., dilutive to) our offer. If you permit us to undertake diligence, the results of our diligence review may permit us to increase this price even further. We are confident that our offer will not fall below $20.51 per share as a result of the diligence process, and reaffirm our commitment to you set forth in our letter of March 20, 2006 that if, at the end of our diligence, we are unable to confirm our cash price of at least $20.51 per share, we will withdraw our proposal and not make any further public offer for at least 12 months. Our proposed price per share takes into account the cash to be paid in connection with the recently announced special distribution. We calculate that our new offer equates to a pre-distribution price of $28.05.

--Financing.  JPMorgan Chase Bank, N.A. has issued to us a commitment letter for the debt financing necessary for our proposal, a copy of which is attached for your information.

Our offer and JPMorgan’s commitment are subject to diligence. We reaffirm our previous commitment to seek to complete the confirmatory diligence in four weeks, assuming we have the Company’s cooperation.

Our preference would be to proceed outside of the public arena and to that effect we request that you provide a substantive response to this proposal by July 6, 2006.

This letter does not constitute or create any commitment, undertaking or other binding obligation or limitation on the part of any person in any respect. Only those obligations set forth in definitive agreements will be binding upon the parties.

We would be happy to answer any questions about our proposal. Please direct any questions to David Brown or Kevin Padrick at Obsidian (503-542-8866 or 8870). Please also feel free to contact Philip Cavatoni at JPMorgan (312-541-3642) or Obsidian’s legal counsel, Chris Austin at Cleary Gottlieb Steen & Hamilton LLP (212-225-2434), to discuss our proposal.

Very truly yours,

OBSIDIAN FINANCE GROUP, LLC By:____________________________ David W. Brown Senior Principal	THE CAMPBELL GROUP, LLC By:___________________________ John S. Gilleland President

cc.	Mr. Kevin Guidotti
Mr. Andrew Bednar